Exhibit 99.1

trivago Appoints Dr. Wolf Schmuhl as Chief Financial Officer

DÜSSELDORF, Germany, April 15, 2025 – trivago N.V. (NASDAQ: TRVG) is pleased to announce the appointment of Dr. Wolf Schmuhl as the company's new Chief Financial Officer, effective June 1, 2025. Dr. Schmuhl has proven himself during his tenure at trivago and is a natural fit for the role, bringing a wealth of experience in finance, strategic development, and leadership.

"We are pleased to announce Wolf's appointment as CFO. Wolf brings deep financial expertise and proven leadership abilities to our team. His comprehensive understanding of trivago's business and culture, combined with his outstanding credentials, will be instrumental as we navigate a transforming business landscape. This appointment underscores our commitment to fostering internal talent and recognizes the importance we place on developing exceptional leaders within our organization." said Johannes Thomas, Chief Executive Officer at trivago.

Dr. Schmuhl has had an impressive career that spans over a decade of military service and leadership, followed by transformative roles in the finance sector. Most recently, he served as the Head of Corporate Finance & Development at trivago, where he effectively managed and optimized various finance departments including M&A, Treasury, Investor Relations, ERP, and Procurement. His extensive experience also includes roles such as Manager in Audit and Transaction Services, as well as positions in Controlling and as a Finance Lead within the Körber AG Group.

Dr. Schmuhl commented, "I am honored to step into the role of CFO at trivago. As the financial landscape continues to evolve rapidly, strong leadership and strategic insight are essential to effectively balance growth and stability. I look forward to collaborating closely with our talented teams to build upon trivago's successes. In addition to establishing an efficient and forward-looking finance organization, my priority will be enhancing investor confidence and maximizing long-term shareholder value."

Johannes Thomas also expressed gratitude to outgoing CFO Robin Harries: "We extend our heartfelt thanks to Robin for his significant contributions and strong leadership during his tenure as CFO. His efforts have been central in guiding trivago through a challenging period and positioning the company for a return to growth. We wish him all the very best in his next chapter."

With the appointment of Dr. Wolf Schmuhl as CFO, trivago enters a new chapter at a pivotal time in its financial journey. After returning to profitable growth in Q4 2024, the company is gaining momentum and is well-positioned to build on this success. As trivago continues to execute on its growth strategy, Dr. Schmuhl’s financial leadership will be key in driving sustainable performance, enhancing operational discipline, and creating long-term value for investors and partners. With renewed focus and strategic clarity, 2025 is set to be a year of meaningful progress for trivago.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform and one of the most recognized travel brands in the world. When price savvy travelers are searching for a hotel, we want trivago to be the obvious choice. We help them find the best place to stay and the best time to go. trivago enables them to book with confidence, saving them valuable time and money. By leveraging cutting-edge technology, we personalize and simplify the hotel search experience for millions of travelers every month. We provide access to more than 5.0 million hotels and other types of accommodation in over 190 countries.

Exhibit 99.1
Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as “believe,” “expect,” “plan,” “continue,” “will,” “should,” and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements.
For additional information about factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

As used herein, references to “we”, “us”, the “company”, or “trivago”, or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.